Exhibit 14.2

BRAEMAR HOTELS & RESORTS INC.

CODE OF ETHICS FOR THE

CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

Braemar Hotels & Resorts Inc. (together with its subsidiaries, the “Company”) has adopted this Code of Ethics (the “Code”) for the chief executive officer (“CEO”) and chief financial officer (“CFO”) of the Company or their respective successors.

This Code is intended to comply with the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and rules promulgated thereunder. The Board of Directors (the “Board”) of the Company may, from time to time, modify this Code as may be required to meet applicable law. In addition, the Company shall satisfy the requirements of Section 406 of the Sarbanes-Oxley Act of 2002 by making this Code publicly available by one of three alternative methods:

1.	Filing a copy as an exhibit to the Company’s annual report filed on Form 10-K.

2.	Posting the text of this Code on the Company’s website with the intention to so disclose to be articulated in the Company’s annual report.

3.	Making a copy of this Code available to any requesting person, without charge, provided that this option is also disclosed in the Company’s annual report.

Any amendment to or waiver of this Code must be disclosed within four (4) business days by the filing of a Form 8-K.

Further, in an effort to provide accountability for adherence to the Code, the CEO and CFO shall certify their compliance hereunder from time to time as directed by the Board (by and through the Audit Committee) and as dictated by applicable law.

Under this Code, the CEO and CFO shall each follow the principles and responsibilities governing their respective conduct and ethics in performing their functions in their respective capacities as an officer of the Company, as stated below.

Principles and Responsibilities

1.	Act with honesty and integrity in representing the Company, and Avoid actual or apparent conflicts of interest in personal and professional relationships. A “conflict of interest” exists when an individual’s private interests, activities or ventures interfere, conflict or compete in any way with the interests of the Company.

2.	Refrain from taking any opportunity that belongs to the Company. Such opportunities include those offered to the Company and those being sought out or developed by the Company through the use of Company assets, funds, property, information, facilities and/or personnel.

3.	Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable in all instances, including without limitation, the Company’s filings with and other submissions to the Securities and Exchange Commission (the “SEC”). The CEO and CFO shall not create any false, artificial or misleading entry in the books and records of the Company or create, maintain or permit to exist any fund or asset that is not fully and properly recorded on the books and records of the Company and will immediately report any false, artificial or misleading entry, or any improperly recorded asset of which such person becomes aware. Each of the CEO and CFO shall review the annual and quarterly reports before certifying and filing them with the SEC.

4.	Comply with all applicable laws, rules and regulations, including, but not limited to, the Foreign Corrupt Practices Act (the “FCPA”), insider trading laws, the New York Stock Exchange rules and regulations and other appropriate rules and regulations of private and public regulatory agencies. In accordance with the FCPA, no CEO or CFO will make or authorize any unlawful payments on behalf of himself or herself or the Company.

5.	Act in good faith, responsibly, with due care, loyalty, competence and diligence, without misrepresenting material facts or allowing such officer’s independent judgment to be subordinated.

6.	Respect the confidentiality of information acquired in the course of business except when authorized or otherwise legally obligated to disclose the information. Each of the CEO and CFO shall acknowledge that confidential and proprietary Company information acquired in the course of business is not to be used for personal advantage.

7.	Proactively promote ethical behavior among employees at the Company and as a responsible partner with industry peers and associates.

8.	Maintain control over and responsibly manage all assets and resources employed or entrusted to such officer by the Company.

9.	Not unduly or fraudulently influence, coerce, manipulate or mislead any audit or interfere with any auditor engaged in the performance of an internal or independent audit of the Company’s financial statements or accounting books and records.

10.	Report illegal or unethical conduct by any director, officer or employee that has occurred, is occurring or may occur, including without limitation, any potential violations of this Code or the Company’s Code of Business Conduct and Ethics including conduct of a financial or non-financial nature. Such violations shall be promptly reported to the Chief Legal Officer or the Nominating and Corporate Governance Committee of the Board.

11.	Comply with this Code and the Company’s Code of Business Conduct and Ethics. Each of the CEO and CFO acknowledge that if such officer shall violate any part of this Code or the Company’s Code of Business Conduct and Ethics, such officer will be subject to disciplinary action up to and including immediate termination.

12.	This Code is subject to all applicable laws, rules and regulations. This Code incorporates by reference the Company’s Code of Business Conduct and Ethics that applies to all directors, officers and employees.

13.	If there is a conflict between this Code and a Company policy or procedure, the Company’s Code of Business Conduct and Ethics, or any applicable law, rule or regulation, then the officer must consult with the Chief Legal Officer or the Nominating and Corporate Governance Committee for guidance.

14.	There shall be no waiver of, modification of or change to any part of this Code except by approval of the Board or a designated Board committee. In the event that a waiver of, modification of and/or change to this Code is granted, then the notice of the waiver, modification and/or change shall be posted on the Company’s website within five (5) business days of the Board’s or designated Board committee’s approval or shall be disclosed as otherwise required by applicable law or New York Stock Exchange or SEC rules. Notices posted on the Company website shall remain there for a period of twelve (12) months and shall be retained in the Company’s files as required by law.

Last Amended: November 2026